

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Robert G. Schoenberger
Chief Executive Officer and President
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842

      Re: **Unitil Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 10, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed March 4, 2010
             File No. 001-8858

Dear Mr. Schoenberger:

      We have completed our review of your filings and do not have any further comments at this time.

                       Sincerely,

                       H. Christopher Owings
                       Assistant Director